CUSIP NO: 00507P102	Schedule 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)

Actrade Financial Technologies Ltd.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

00507P102

(CUSIP Number)

Adrian Davidescu
Integral Trade Fund L.P.
53 Derech Hashalom St., Givatayim, Israel 53454
Tel: 00972-3-7329988; Fax: 00972-3-7311656

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07.17.03

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 00507P102	Schedule 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Integral Trade fund L.P. (Former name: 4 O&E Fund L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
5	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 984,000
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 984,000
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 984,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
13	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer.
This statement relates to shares of common stock, par value $.0001 per share of Actrade Financial Technologies Ltd. (hereinafter: “the issuer”).

CUSIP NO: 00507P102	Schedule 13D

The address of the principal executive office of the issuer is 7 Penn Plaza Suite 422, New York, NY 10001.

Item 2. Identity and Background.

(a)	This statement is being filed by Integral Trade fund L.P. (Former name: 4 O&E Fund L.P.) (the “reporting person”).

(b)	The reporting person’s business address is 53 Derech Hashalom st., Givatayim, Israel 53454.

(c)	The reporting person is an investment partnership formed under the laws of Delaware, which invests in securities and derivatives.

(d)	The reporting person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The reporting person has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting person owns 984,000 shares of common stock, par value $.0001 per share of the issuer, which are held by the reporting person. The funds for the purchase of the shares of common stock are capital contributions to the reporting person by its partners. No funds were borrowed to finance the purchase of the shares.

Item 4. Purpose of Transaction.

The reporting person has a plan to reorganize the issuer, including a possible change in the present board of directors or management of the issuer.

Item 5. Interest in Securities of the Issuer.

(a)	The reporting person holds 984,000 shares of common stock, which represent 8.3% of the outstanding Common shares.

(b)	The reporting person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 984,000 shares of common stock.

(c)	N/A

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares held by the reporting person except for the reporting person.

(e)	N/A

CUSIP NO: 00507P102	Schedule 13D

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting person does not have any contract, arrangement, understanding or relationship with any person with respect to the common stock.

Item 7. Material to be Filed as Exhibits.

None

Signature.     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 07/24/03	BY: /S/ Adrian Davidescu ____________________ Adrian Davidescu CEO